UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For October 2016

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statement File No. 333-203384.

On October 13, 2016, Check-Cap Ltd. (the “Company”) announced upcoming presentations evaluating the Company's ingestible capsule for preparation-free, colorectal cancer screening.

Presentations will take place at the American College of Gastroenterology (ACG) Annual Scientific Meeting taking place October 14-19, in Las Vegas and the United European Gastroenterology Week (UEG) taking place October 15-19, in Vienna:

•
(Video Abstract #V9): "A Preparation-Free X-Ray Imaging Capsule for Colon Cancer Screening", Seth A. Gross, M.D., Associate Professor and Chief of Gastroenterology at Tisch Hospital, NYU Langone Medical Center; Monday Oct. 17, 4:45 p.m. PT – 6:00 p.m. PT; Venetian Ballroom D. Dr. Seth A. Gross is a member of Check-Cap's Scientific Advisors.

•
(Poster # P0208): "A Novel Preparation-Free X-Ray Imaging Capsule for Colon Cancer Screening: Correlation between Capsule and Colonoscopic Clinical Findings", Nadir Arber, M.D., Director of the Integrated Cancer Prevention Center (ICPC) at Tel Aviv Sourasky Medical Center; Monday Oct. 17, 12:30 p.m. CET – 1:30 p.m. CET; Hall X5: Terminal 2. Prof. Arber is a member of Check-Cap's Scientific Advisors, provides consulting services to the Company as a medical director, and a leading investigator in its multicenter clinical study which is held at Tel Aviv Sourasky Medical Center and other sites.

A copy of the press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

99.1	Press Release , dated October 13, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

By:	/s/ Lior Torem
Name: Lior Torem
Title: Chief Financial Officer

Dated: October 13, 2016